SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

March 4, 2013

Item 3	News Release

The news release attached hereto as Schedule “A” was issued by the Corporation and disseminated via Newsfile on March 4, 2013.

Item 4	Summary of Material Change

The Corporation announced the appointment of Peter Tassiopoulos as Chief Executive Officer (“CEO”) of the Corporation, effective immediately.

Item 5	Full Description of Material Change

The news release attached hereto as Schedule “A” provides a full description of the material change.

In connection with the retainer of Mr. Tassiopoulos, the Corporation granted him 100,000 stock options pursuant to its stock option plan, which options are subject to vesting, expire in 5 years, and have an exercise price of $0.85 per share. Mr. Tassiopoulos will receive a market base salary and annual performance bonus structure, subject to achievement of subjective and objective measurements to be established by the board of directors of the Corporation (the “Board”). In addition, Mr. Tassiopoulos is eligible for financial bonuses, in the event of the Corporation completes future non-brokered financings or other capital transactions, up to and including full divestiture of the Corporation or its assets. The Board believes these bonuses closely align the CEO’s duty to maximize value for shareholders.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

DATED this 10th day of April, 2013.